

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2009

By Facsimile and U.S. Mail

Mr. Martin A. Berns
President and Chief Executive Officer
MediaNet Group Technologies, Inc.
8655 Via De Ventura
Suite G-200
Scottsdale, AZ 85258

>   **Re: MediaNet Group Technologies, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed April 11, 2008**
>   **File No. 0-49801**

Dear Mr. Berns:

> We have reviewed your supplemental response letter dated January 12, 2009 as well as your filing and have the following comments. As noted in our comment letter dated October 31, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Consolidated Balance Sheets, page F-2

1.   We note your response to comment one in our letter dated January 6, 2009. Based on your response we see no evidence a valid right of setoff exists nor do we see any settlement of a liability by transferring assets. As a result, U.S. GAAP would require you to present the cash account and point liability on a gross basis. Please confirm you will present the amounts on a gross basis in future filings.

Notes to the Consolidated Financial Statements, page F-6
Summary of Significant Accounting Policies, page F-6

2.   We note your response to comment three in our letter dated January 6, 2009 and we are not persuaded by your response. Your letter dated December 23, 2008 states the deliverables in the loyalty point program do not have stand alone value. As such, you should consider them as a single unit of accounting. In doing so your revenue recognition model should consider the 45 day return provision, i.e. the collectability

criterion, and reflect the pattern in which obligations to customers are fulfilled over the two year membership period. Refer to SAB Topic 13. Please advise.

3.   We note your response to comment four in our letter dated January 6, 2009. If commissions to members and member providers are netted against loyalty points, as your response stated, plainly tell us what commissions you disclose to be excluded from gross profits, in operating expenses. If these costs are excluded from cost of sales you should disclose the amount and classification, as you agreed to do in your response letter dated December 23, 2008. Please advise.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief